UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No      X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (the “Offer”), whose prior announcement was published as inside information on May 9, 2024 (with registration number 2241) and whose request for authorization was submitted to the Spanish Securities Market Commission (CNMV) on May 24, 2024, BBVA informs that:

The U.S. Securities and Exchange Commission (SEC) has granted relief to BBVA in respect of three matters to align certain time-related requirements set forth in the legislation that regulates public offerings in Spain and the United States.

The three matters in respect of which relief has been granted, permit BBVA, as will be described in the prospectus to make compatible certain time-related requirements set forth in the U.S. regulation and those set forth in the Spanish regulation, with respect to: (i) the entry into force of the US prospectus, (ii) the possibility of waiving the minimum acceptance condition on the terms set forth in Royal Decree 1066/2007 on Takeover Bids, and (iii) any adjustment to the Offer consideration resulting from the potential payment by Banco de Sabadell, S.A. of a dividend during the acceptance period.

The SEC letter granting the aforementioned relief is available on the SEC webpage at this link https://www.sec.gov/rules-regulations/no-action-interpretive-exemptive-letters/division-corporation-finance-no-action/bbva-090225.

Madrid, September 4, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 4, 2025	By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A